UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aura Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

05153U107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05153U107	SCHEDULE 13G	Page 2 of 12
1. Names of Reporting Persons. Advent Life Sciences LLP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05153U107	SCHEDULE 13G	Page 3 of 12

1. Names of Reporting Persons. Advent Life Sciences Fund I LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05153U107	SCHEDULE 13G	Page 4 of 12

1. Names of Reporting Persons. Advent Life Sciences Fund III LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05153U107	SCHEDULE 13G	Page 5 of 12

1. Names of Reporting Persons. ALS III Carry and Co-Invest LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05153U107	SCHEDULE 13G	Page 6 of 12

1. Names of Reporting Persons. Advent-Harrington Impact Fund LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person PN

CUSIP No. 05153U107	SCHEDULE 13G	Page 7 of 12

1. Names of Reporting Persons. Rajesh Parekh, Ph.D.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,023,857 (See Item 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,023,857 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,857 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.9% (See Item 4)
12. Type of Reporting Person IN

CUSIP No. 05153U107	SCHEDULE 13G	Page 8 of 12

ITEM 1.

(a) Name of Issuer:  Aura Biosciences, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:  85 Bolton Street, Cambridge, MA 02140

ITEM 2.

(a) Name of Person Filing:  This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:  Advent Life Sciences LLP ("Advent"), Advent Life Sciences Fund I LP ("Advent Fund I"), Advent Life Sciences Fund III LP ("Advent Fund III"), ALS III Carry and Co-Invest LP ("ALS III"), Advent-Harrington Impact Fund LP ("Advent-Harrington"), and Rajesh Parekh, Ph.D., who was as of December 31, 2021 a general partner of Advent and a member of the Issuer's board of directors.  The foregoing entities and Dr. Parekh are individually and collectively referred to herein as the "Reporting Person" or the "Reporting Persons."  The Reporting Persons have entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 11, 2022, a copy of which is attached as Exhibit 1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office, or if None, Residence:  The principal business office of each of the Reporting Persons is 27 Fitzroy Square, London, United Kingdom W1T 6ES.

(c) Citizenship:  Advent is a limited liability partnership organized under the laws of the United Kingdom.  Advent Fund I, Advent Fund III, ALS III, and Advent-Harrington (collectively, the "Advent Funds") are limited partnerships organized under the laws of the United Kingdom.  Dr. Parekh is a citizen of the United Kingdom.

(d) Title of Class of Securities:  Common Stock, $0.00001 par value per share ("Common Stock")

(e) CUSIP Number:  05153U107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  As of December 31, 2021, each of Advent and the Advent Funds may be deemed to beneficially own 2,023,857 shares of Common Stock.

CUSIP No. 05153U107	SCHEDULE 13G	Page 9 of 12

As of December 31, 2021, Advent was the beneficial owner of 60,692 shares of Common Stock, Advent Fund I was the beneficial owner of 1,438,869 shares of Common Stock, Advent Fund III was the beneficial owner of 380,378 shares of Common Stock, ALS III was the beneficial owner of 16,269 shares of Common Stock, and Advent-Harrington was the beneficial owner of 127,649 shares of Common Stock.  By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2021, each of Advent, the Advent Funds, and Dr. Parekh may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

(b) Percent of class:  As of December 31, 2021, each of Advent, the Advent Funds, and Dr. Parekh may be deemed to beneficially own approximately 6.9% of the outstanding shares of Common Stock.

All percentages of ownership of Common Stock by Advent, the Advent Funds, and Dr. Parekh in this Statement assume an aggregate of 29,210,549 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 24, 2021.

(c) Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote

See Item 5 on the cover pages hereto.

 (ii) Shared power to vote or to direct the vote

See Item 6 on the cover pages hereto.

 (iii) Sole power to dispose or to direct the disposition of

See Item 7 on the cover pages hereto.

 (iv) Shared power to dispose or to direct the disposition of

See Item 8 on the cover pages hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   .

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP No. 05153U107	SCHEDULE 13G	Page 10 of 12

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 05153U107	SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2022

ADVENT LIFE SCIENCES LLP By: /s/ Rajesh Parekh, Ph.D. Name: Rajesh Parekh, Ph.D. Title: General Partner
ADVENT LIFE SCIENCES FUND I LP By: /s/ Rajesh Parekh, Ph.D. Name: Rajesh Parekh, Ph.D. Title: General Partner of Advent Life Sciences LLP, itself the Manager of Advent Life Sciences Fund I LP

ADVENT LIFE SCIENCES FUND III LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of Advent Life Sciences Fund III LP

ALS III CARRY AND CO-INVEST LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of ALS III Carry and Co-Invest LP

ADVENT-HARRINGTON IMPACT FUND LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of Advent-Harrington Impact Fund LP

             /s/ Rajesh Parekh, Ph.D.
RAJESH PAREKH, PH.D.

CUSIP No. 05153U107	SCHEDULE 13G	Page 12 of 12

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.  Notwithstanding the foregoing, each of the undersigned disclaims beneficial ownership of the shares of the other, except to the extent of his or its pecuniary interest therein.

Date:  February 11, 2022

ADVENT LIFE SCIENCES LLP By: /s/ Rajesh Parekh, Ph.D. Name: Rajesh Parekh, Ph.D. Title: General Partner
ADVENT LIFE SCIENCES FUND I LP By: /s/ Rajesh Parekh, Ph.D. Name: Rajesh Parekh, Ph.D. Title: General Partner of Advent Life Sciences LLP, itself the Manager of Advent Life Sciences Fund I LP

ADVENT LIFE SCIENCES FUND III LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of Advent Life Sciences Fund III LP

ALS III CARRY AND CO-INVEST LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of ALS III Carry and Co-Invest LP

ADVENT-HARRINGTON IMPACT FUND LP

By:        /s/ Rajesh Parekh, Ph.D.
Name:  Rajesh Parekh, Ph.D.
Title:  General Partner of Advent Life Sciences LLP, itself the Manager of Advent-Harrington Impact Fund LP

             /s/ Rajesh Parekh, Ph.D.
RAJESH PAREKH, PH.D.